Exhibit 99.1

Wipro Appoints Abid Ali Neemuchwala as Group President and Chief

Operating Officer

Bangalore, India and East Brunswick, New Jersey, USA, March 16, 2015—Wipro Ltd. (NYSE:WIT), a leading global information technology, consulting and business process services company today announced the appointment of Abid Ali Neemuchwala as the Group President and Chief Operating Officer of the company, effective April 1, 2015.

In his role, Abid will head the Service Lines of Global Infrastructure Services, Business Application Services, Business Process Services, and Advanced Technology Solutions. He will also head Business Operations; the geographies comprising Continental Europe, Africa, and LATAM; Strategic Engagements, Advisor Relationships as well as the Marketing function.

Welcoming Abid to Wipro, TK Kurien, Chief Executive Officer and Member of the Board said, “Abid brings invaluable experience with his track record of building and scaling businesses. I am confident his deep understanding of technology and expertise in all facets of IT & BPS businesses will help power our businesses to greater heights.”

Commenting on his appointment, Abid said, “I am honored to join Wipro, a company with a rich heritage of technology innovation and unflinching commitment to values. I look forward to contributing towards the company’s next phase of growth.”

Abid was, until recently, with Tata Consultancy Services where he headed Business Process Services globally. He was involved in several leadership roles during his 23-year-long career with TCS.

A chess buff, Abid is an Electronics & Communication engineer from NIT, Raipur and has a Masters in Industrial Management from IIT, Mumbai. He is married with 3 children and lives in Dallas, Texas.

About Wipro Ltd.

Wipro Ltd. (NYSE:WIT) is a leading Information Technology, Consulting and Business Process Services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology”—helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of over 150,000, serving clients in 175+ cities across 6 continents. For more information, please visit www.wipro.com

Wipro Media Contacts:

Vipin Nair

+91 80 39916450

vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.